EXHIBIT 99.1

Osisko Has Repurchased 1.3 Million Shares Through its NCIB Program for C$18.5 Million

MONTREAL, Sept. 07, 2021 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) provides an update on its previously announced normal course issuer bid (“NCIB Program”).

During the period January 1, 2021 to August 31, 2021, Osisko repurchased 1,267,666 common shares at a cost of C$18.5 million. In the month of August alone, Osisko repurchased 920,266 common shares at a cost of C$14.1 million. Under the terms of the NCIB Program, Osisko may acquire, from time to time, up to 14,610,718 of its common shares in accordance with the normal course issuer bid procedures of the TSX until December 11, 2021.

Sandeep Singh, President and CEO of Osisko commented: “Osisko’s management and Board of Directors believe that the intrinsic value of the Company is not properly reflected in the market price of our common shares, prompting us to get more active with share repurchases. Through the NCIB Program and our dividend, Osisko has returned over $35 million to shareholders thus far in 2021, consistent with our objective to prioritize capital returns to shareholders in a disciplined manner.”

Additional share repurchases will be determined based on future market conditions and share price movements alongside other capital allocation decisions, including pursuing growth acquisition opportunities. The Company has no obligation to repurchase any shares under the NCIB Program and may suspend or discontinue it at any time without prior notice.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 150 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel. (514) 940-0670 x105 htaylor@osiskogr.com

Forward-looking statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. In this news release, these forward-looking statements may involve, but are not limited to, perception of the intrinsic value of the Company by the directors and officers of the and the ability of the Company to continue to prioritize capital returns to shareholders in a disciplined, opportunistic way. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including that the financial situation of the Company will remain favourable. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.